Exhibit 99.1

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

IN U.S. DOLLARS

- - - - - - - - - - - - -

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	June 30,	December 31,
	2025	2024
	(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$19,981	$10,118
User funds	3,298	4,494
Trade receivables, net	4,043	3,057
Short-term bank deposit	14,168	27,153
Other receivables and prepaid expenses	2,333	1,281
	43,823	46,103
NON-CURRENT ASSETS:
Property and equipment, net	301	420
Right-of-use assets, net	2,005	1,191
Intangible assets, net	8,018	8,852
Goodwill	15,343	15,040
Deferred taxes	519	536
Other long-term assets	1,626	1,637
	27,812	27,676
Total assets	$71,635	$73,779
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Current maturity of lease liabilities	$832	$615
Trade payables	5,666	2,731
User accounts	3,298	4,494
Warrants liabilities	2,958	2,450
Accrued expenses and other short-term liabilities	7,612	7,023
	20,366	17,313
LONG TERM LIABILITIES:
Lease liabilities	1,155	339
Employee benefit liabilities, net	1,349	1,239
	2,504	1,578
EQUITY: (Note 4)
Share capital	1	*)
Share premium	263,799	261,769
Foreign currency translation reserve	316	(307)
Reserve from remeasurement of defined benefit plans	96	96
Accumulated deficit	(215,447)	(206,670)
Total equity	48,765	54,888
Total liabilities and equity	$71,635	$73,779
*)	Represents an amount lower than $1

The accompanying notes are an integral part of the interim consolidated financial statements.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS

U.S. dollars in thousands, except share and per share data

	For the period of
	six months ended
	June 30,
	2025	2024
	(unaudited)	(unaudited)
Revenue	$14,383	$11,013
Cost of revenue	4,751	3,989
Gross profit	9,632	7,024
Operating expenses:
Research and development	5,914	4,901
Selling and marketing	7,536	6,829
General and administrative	5,377	5,342
Total operating expenses	18,827	17,072
Operating loss	(9,195)	(10,048)
Change in fair value of warrants	(508)	(1,040)
Finance income	1,153	1,275
Finance expenses	(134)	(137)
Financing income, net	1,019	1,138
Loss before income taxes	(8,684)	(9,950)
Income taxes (tax benefit), net	93	(20)
Loss	$(8,777)	$(9,930)
Other comprehensive income (loss) (net of tax effect):
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Adjustments arising from translating financial statements of foreign operations	623	—
Total comprehensive loss	$(8,154)	$(9,930)
Basic and diluted loss per Ordinary share (Note 8)	$(0.18)	$(0.21)
Weighted average number of shares outstanding used to compute basic and diluted loss per share	50,084,401	48,057,015

The accompanying notes are an integral part of the interim consolidated financial statements.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

			Reserve from	Foreign
			re-measurement	currency
	Share	Share	of defined	translation	Accumulated
	capital	premium	benefit plan	reserve	deficit	Total
Balance as of December 31, 2024	$ *)	$261,769	$96	$(307)	$(206,670)	$54,888
Loss	—	—	—	—	(8,777)	(8,777)
Total other comprehensive income	—	—	—	623	—	623
Total comprehensive income (loss)	—	—	—	623	(8,777)	(8,154)
Exercise of options	*)	522	—	—	—	523
Share-based compensation	—	1,508	—	—	—	1,508
Balance as of June 30, 2025 (unaudited)	$1	$263,799	$96	$316	$(215,447)	$48,765

*)Represents an amount lower than $1.

				Reserve from
				re-measurement
	Share		Share	of defined	Accumulated
	capital		premium	benefit plan	deficit	Total
Balance as of December 31, 2023	$	*)	$256,194	$27	$(184,179)	$72,042
Total comprehensive loss		—	—	—	(9,930)	(9,930)
Issuance of Ordinary shares		*)	351	—	—	351
Exercise of options		*)	248	—	—	248
Share-based compensation		—	1,594	—	—	1,594
Balance as of June 30, 2024 (unaudited)	$	*)	$258,387	$27	$(194,109)	$64,305

*)Represents an amount lower than $1.

The accompanying notes are an integral part of the interim consolidated financial statements.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	For the period of
	six months ended
	June 30,
	2025	2024
	(unaudited)	(unaudited)
Cash flows from operating activities:
Loss	$(8,777)	$(9,930)
Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to profit or loss items:
Depreciation and amortization	1,744	1,410
Change in fair value of warrants	508	1,040
Changes in the fair value of contingent consideration	—	(6)
Share-based compensation	1,508	1,594
Operating expense settled by issuance of shares	—	351
Finance income, net	(1,019)	(1,132)
Taxes on income (tax benefit), net	93	(20)
	2,834	3,237
Changes in asset and liability items:
Decrease (increase) in user funds	1,261	(298)
Increase (decrease) in user accounts	(1,261)	298
Increase in other receivables and prepaid expenses	(495)	(778)
Increase in trade receivables	(778)	(495)
Increase in other long-term assets	(73)	—
Increase in trade payables	2,862	481
Increase in accrued severance pay, net	68	114
Increase in accrued expenses and other short-term liabilities	152	696
	1,736	18
Cash paid and received during the period for:
Interest received, net	1,644	2,356
Taxes received (paid), net	31	(186)
	1,675	2,170
Net cash used in operating activities	(2,532)	(4,505)
Cash flows from investing activities:
Purchase of property and equipment	(74)	(17)
Proceeds from sale of property and equipment	25	2
Investment in long-term deposits	(123)	(30)
Withdrawal of a deposit	116	33
Withdrawal of short-term investments, net	—	11,520
Withdrawal of (investment in) short-term bank deposit, net	12,000	(6,000)
Net cash provided by investing activities	$11,944	$5,508

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

U.S. dollars in thousands

	For the period of
	six months ended
	June 30,
	2025	2024
	(unaudited)	(unaudited)
Cash flows from financing activities:
Repayment of lease liabilities	$(300)	$(305)
Exercise of options	489	197
Net cash provided by (used in) financing activities	189	(108)
Exchange differences on balances of cash and cash equivalents	236	(59)
Gains from translation of cash and cash equivalents of foreign activity	26	—
Increase in cash and cash equivalents	9,863	836
Cash and cash equivalents at the beginning of the period	10,118	20,165
Cash and cash equivalents at the end of the period	$19,981	$21,001
(a) Significant non-cash transactions:
Right-of-use asset recognized with corresponding lease liability	$1,172	$—
Receivables on account of exercise of options	$34	$51

The accompanying notes are an integral part of the interim consolidated financial statements.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: — GENERAL

a.	Freightos Limited (the “Company” or “Freightos Cayman”, and together with its subsidiaries — “Freightos” or the “Group”) was incorporated on April 12, 2022 under the laws of the Cayman Islands. The Company is an exempted company limited by shares.

The Company is a publicly traded company whose Ordinary shares and warrants are listed on the Nasdaq Capital Market under the symbols “CRGO” and “CRGOW”, respectively.

b.	Freightos operates a leading, vendor-neutral booking and payment platform for international freight. Freightos’ Platform supports supply chain efficiency and agility by enabling real-time procurement of ocean and air shipping across more than ten thousand importers/exporters, thousands of forwarders, and dozens of airlines and ocean carriers.

Freightos operates its business through two segments - Platform and Solutions. The Platform segment provides digitized price quoting, booking and payments while considering actual capacity among global freight participants. The Solutions segment provides software tools and data to help industry participants automate their pricing, sales, and procurement processes.

c.	The Group has the following subsidiaries as of June 30, 2025:

Freightos Hong Kong Limited (“Freightos-HK”), a wholly-owned subsidiary of the Company, was incorporated in Hong-Kong on January 10, 2012. Through September 30, 2022 Freightos-HK served as the holding company of the rest of the group entities and on that date distributed the shares of several of its subsidiaries to the Company. Freightos-HK is principally engaged in the provision of business interface and fronting services to its Israeli affiliate.

Freightos Ltd. (the “Israeli subsidiary”), a wholly-owned subsidiary of the Company (directly and indirectly through Freightos-HK) was incorporated in Israel on August 8, 2012 and started its operation on that date. Currently, the Israeli subsidiary owns almost all of the technology and intellectual property of the Group.

Freightos Software Development and Data Services Ltd. (the “Palestinian subsidiary”), a wholly-owned subsidiary of the Company (whose shares are partially held in trust for the Company), was registered on January 18, 2012 in Ramallah, within the Palestinian Authority. The Palestinian subsidiary’s main activity is the development of certain software and know-how related to the Group’s offering of software and services, and customer and technical support.

Freightos Inc. (the “US subsidiary”), a wholly-owned subsidiary of the Company, was incorporated in Delaware in the United States on May 28, 2015. The US subsidiary is engaged in rendering billing services on behalf of the Israeli subsidiary and holds the membership interests of 9T Technologies LLC and the shares of Clearit Customs Services Inc. (see below).

Freightos, S.L.U. (formerly: Web Cargo S.L.U) (the “Spanish subsidiary”), a wholly-owned Spanish subsidiary of the Company, was acquired in August 2016. The Spanish subsidiary is a software company that seeks to provide a competitive edge to air freight forwarders by optimizing rate management tasks. Currently, the Spanish subsidiary operates as a low-risk distributor for certain of the Group’s products and services, as well as a contracted research and development, and other related services, service provider for the Israeli subsidiary.

Freightos Information Technology (Shanghai) Co., Ltd. (the “China subsidiary”), a wholly-owned subsidiary of Freightos-HK, was established on January 17, 2018, in the People’s Republic of China. The China subsidiary engages in providing certain customer and technical support services to the Group.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: — GENERAL (Cont.)

Freightos India Private Limited, a wholly-owned subsidiary of Freightos-HK, was established on March 13, 2019, in India, to act as a low-risk distributor of certain of the Group’s products and services in India.

9T Technologies LLC. (“7LFreight”), a wholly-owned subsidiary of the US subsidiary, organized in the US, was acquired through a business combination closed on December 30, 2021. 7LFreight is a software company that seeks to provide a competitive edge to air freight forwarders by optimizing rate management tasks.

Clearit Customs Brokers Inc. (“Clearit-CA”), a wholly-owned subsidiary of the Company, was established in June 2021 in Canada to acquire certain assets as part of a business combination completed on February 16, 2022. Clearit-CA is engaged in the business of providing online customs clearance and brokerage services in Canada.

Clearit Customs Services, Inc. (“Clearit-US”), a wholly-owned subsidiary of the US subsidiary, incorporated in the US, was acquired through a business combination completed on February 16, 2022. Clearit-US is engaged in the business of providing online customs clearance and brokerage services in the US.

Shipsta S.àr.l. (“Shipsta”), a wholly-owned subsidiary of the Israeli subsidiary, incorporated in Luxembourg, was acquired through a business combination closed on August 16, 2024. Shipsta, is a leading freight tender procurement platform used to procure freight at scale from leading freight forwarders and carriers.

d.

These interim consolidated financial statements have been prepared on a going concern basis, which contemplates that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. As of June 30, 2025, the Company had an accumulated deficit of $215,447. During the six months ended June 30, 2025, Freightos incurred a loss of $8,777 and negative cash flow from operating activities of $2,532. Freightos management concluded that the Company has sufficient funds to continue its operations and meet its obligations for a period of at least twelve months from the date the financial statements are issued.

NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements:

The unaudited interim consolidated financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) and in accordance with International Accounting Standard (“IAS”) 34 - “Interim Financial Reporting”.

The Group’s unaudited interim consolidated financial statements as of , and for the six months ended, June 30, 2025 (“interim financial statements”) should be read in conjunction with the audited consolidated financial statements of Freightos as of , and for the year ended, December 31, 2024 which have been prepared in accordance with IFRS.

b.	Significant accounting policies:

The significant accounting policies, presentation and methods of computation adopted in the preparation of these interim financial statements are consistent with those followed in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2024.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3: — FAIR VALUE MEASUREMENT

The carrying amounts of cash and cash equivalents, user funds, trade receivables, short-term bank deposit, other receivables, trade payables, user accounts and other payables approximate their fair values due to the short-term maturities of such instruments.

The fair value of the Company’s Warrants liability was valued using the market price of the instrument, which is listed on the Nasdaq Capital Market under the symbol “CRGOW”.

The following table presents the fair value measurement hierarchy for the Group’s financial instruments assets and liabilities carried at fair value:

	Fair value hierarchy (unaudited)
As of June 30, 2025:	Level 1	Level 2	Level 3	Total
Assets measured at fair value:
Other receivables and prepaid expenses - hedge instrument	$—	$208	$—	$208
Liabilities measured at fair value:
Accrued expenses and other short-term liabilities - hedge instruments	$—	$(6)	$—	$(6)
Accrued expenses and other short-term liabilities - shares payable	$(189)	$—	$—	$(189)
Warrants liabilities	$(2,958)	$—	$—	$(2,958)

	Fair value hierarchy
As of December 31, 2024:	Level 1	Level 2	Level 3	Total
Assets measured at fair value:
Other receivables and prepaid expenses - hedge instrument	$—	$27	$—	$27
Liabilities measured at fair value:
Accrued expenses and other short-term liabilities - hedge instruments	$—	$(8)	$—	$(8)
Accrued expenses and other short-term liabilities - shares payable	$(237)	$—	$—	$(237)
Warrants liability	$(2,450)	$—	$—	$(2,450)

There were no transfers from Level 1 to Level 2 during the reporting periods.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4: — EQUITY

a.	Composition of share capital:

		Issued and		Issued and
	Authorized	outstanding	Authorized	outstanding

	June 30, 2025		December 31, 2024
	(unaudited)
Ordinary shares of $0.00001 par value per share	350,000,000	50,595,118	350,000,000	49,726,906
Preferred shares of $0.00001 par value per share	1,000,000	—	1,000,000	—

b.	Movement in issued and outstanding share capital:

Number of shares
Balance as of January 1, 2025	49,726,906
Vested RSU’s	380,404
Exercise of options for Ordinary shares	487,808
Balance as of June 30, 2025	50,595,118

c.	Rights attached to shares:

The holders of Ordinary shares are entitled to receive dividends only when, as and if declared by the Board of Directors and are entitled to one vote per share at general meetings of the Company. All Ordinary shares rank equally with regard to the Company’s residual assets.

NOTE 5: — SHARE-BASED PAYMENT

In May 2022 the Company established the Freightos 2022 Long-Term Incentive Plan.

The fair value of share options, granted in the periods of the six months ended June 30, 2025 and 2024, was estimated using the Black- Scholes option pricing model with the following assumptions:

	For the period of
	six months ended
	June 30,
	2025	2024
	(unaudited)	(unaudited)
Weighted average expected term (years)	5.40-5.84	5.44-6.11
Interest rate	4.15%	4.24%
Volatility	51.77%-52.68%	47.29%-48.21%
Dividend yield	0%	0%

The expected life of the share options is based on the midpoints between the available exercise dates (the end of the vesting periods) and the last available exercise date (the contracted expiry date), as adequate historical experience is still not available to provide a reasonable estimate.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5: — SHARE-BASED PAYMENT (Cont.)

The share-based compensation expense was recorded in the statement of profit or loss and other comprehensive loss as follows:

	For the period of
	six months ended
	June 30,
	2025	2024
	(unaudited)	(unaudited)
Cost of revenue	$180	$190
Research and development	411	318
Selling and marketing	461	403
General and administrative	456	683
	$1,508	$1,594

The changes in number of outstanding options to purchase Ordinary shares during the six-month periods ended June 30, 2025 and 2024 were as follows:

	For the period of six months
	ended June 30,
	2025 (unaudited)		2024 (unaudited)
		Weighted		Weighted
	Number	average	Number	average
	of options	exercise price	of options	exercise price
		$		$
Options at beginning of the period	4,197,242	3.35	4,908,983	3.25
Granted	11,420	0.01	18,100	0.01
Exercised	(487,808)	1.08	(271,036)	0.91
Forfeited	(170,703)	4.13	(205,828)	3.67
Options outstanding at end of the period	3,550,151	3.62	4,450,219	3.36
Options exercisable at end of the period	2,854,560	3.59	3,182,050	2.83

Based on the above inputs, the weighted average fair value of the options granted in the six - month periods ended June 30, 2025 and 2024, was determined to be $2.77 and $2.85 per option, respectively.

The weighted average remaining contractual life for the share options outstanding as of June 30, 2025 and December 31, 2024 was 5.91 years 5.97 years respectively.

The range of exercise prices for share options outstanding as of each of June 30, 2025 and December 31, 2024 was $0.01 — $8.44.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5: — SHARE-BASED PAYMENT (Cont.)

The changes in number of outstanding restricted share units during the six-month periods ended June 30, 2025 and 2024 were as follows:

	For the period of six months
	ended June 30
	2025 (unaudited)		2024 (unaudited)
		Weighted-		Weighted-
	Number	average fair	Number	average fair
	of Units	value	of Units	value
		$		$
Units at beginning of the period	2,521,360	2.01	919,750	2.76
Granted	1,099,650	2.10	382,988	2.86
Vested	(380,404)	2.54	(41,775)	2.36
Cancelled	(314,242)	2.11	(102,013)	2.74
Units outstanding at end of year	2,926,364	1.96	1,158,950	2.80

During the six-month periods ended June 30, 2025 and 2024, the Company granted equity incentives to key management personnel of the Group (see Note 9) representing aggregate amounts of 832,500 and 322,688 Ordinary shares underlying such grants, respectively. As part of these grants, during the six-month period ended June 30, 2025, the Company granted to one of the key management personnel 180,000 restricted share units, scheduled to vest on March 1, 2028. The number of restricted share units that will vest from this grant is dependent upon the average closing price of the Ordinary shares during the six-month period ending on December 31, 2027. One-third of such restricted share units will vest if the average closing price of the Ordinary shares is between $7.01 and $10.00 per share, two-thirds will vest if the average closing price of the Ordinary shares is between $10.01 and $12.00 per share, and all of them will vest if the average closing price of the Ordinary shares exceeds $12.00 per share. The fair value of these restricted share units on grant date was estimated as $129 by using a Monte Carlo simulation model.

As of June 30, 2025 and 2024 there was $2,871 and $1,235, respectively, of total unrecognized compensation cost related to unvested restricted share units which is expected to be recognized over a weighted-average period of 2.19 and 2.51 years respectively.

NOTE 6: — COMMITMENTS AND CONTINGENT LIABILITIES

As of June 30, 2025, the Group had issued one bank guarantee to secure certain obligations it has in respect of a lease agreement of its offices in Israel, for a total secured amount of $103.

Certain long-term investments in an aggregate amount of $359 were pledged by the Israeli subsidiary in favor of Israeli banks to secure certain activity with the bank, mainly the Group’s hedging activities.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7: — OPERATING SEGMENTS

a.	General:

The Group’s operating segments are identified on the basis of information that is reviewed by the chief operating decision maker (the “CODM”) to make decisions about resources to be allocated and to assess their performance. Accordingly, for management purposes, the Group is organized into two operating segments based on the products and services of the business units, as follows:

1.	Solutions segment. Freightos provides software tools and data to help the freight industry participants automate their pricing, sales, and procurement processes. Revenue includes recurring subscriptions for SaaS or data and certain non-recurring revenue from professional services that enable a user to implement and use the SaaS solution.
2.	Platform segment. Freightos provides digitalized price quoting, booking and payments while considering actual capacity among global freight participants (the users). The transactional platforms enable freight forwarding companies to procure capacity from carriers, and enable importers and exporters to procure services from freight forwarders, or occasionally, directly from carriers. Revenue is transactional type fees generated from specific freight-service transactions booked between buyers and sellers on Freightos’ Platform. Platform segment revenue includes also the transactional type revenue from digital customs brokerage services provided by Clearit.

Each segment’s performance is determined based on operating loss reported in the financial statements. The results of a segment reported to the CODM include items attributed directly to a segment, as well as other items, which are indirectly attributed using reasonable assumptions, and exclude share-based compensation charges as those charges are not considered in the internal operating plans and measurement of the segment’s financial performance.

b.	The following table presents revenue and operating loss per segment:

	Solutions	Platform	Unallocated *	Total
For the period of six months ended June 30, 2025 (unaudited)
Subscriptions	$8,805	$—	$—	$8,805
SaaS-related professional services	822	—	—	822
Transactional Platforms fees	—	4,756	—	4,756
Total revenue	9,627	4,756	—	14,383

Operating loss	$(2,385)	$(3,430)	$(3,380)	$(9,195)

For the period of six months ended June 30, 2024 (unaudited)
Subscriptions	$6,875	$—	$—	$6,875
SaaS-related professional services	266	—	—	266
Transactional Platforms fees	—	3,872	—	3,872
Total revenue	7,141	3,872	—	11,013

Operating loss	$(455)	$(5,990)	$(3,603)	$(10,048)

*Unallocated includes corporate expenses and share-based compensation.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7: — OPERATING SEGMENTS (Cont.)

For the six-month periods ended June 30, 2025 and 2024, no single Solutions customer or Platform user accounted for 10% or more of the Company’s consolidated revenue.

c.	The Group’s geographic information on revenue is as follows:

	Solutions	Platform	Total
For the period of six months ended June 30, 2025 (unaudited)
Europe	$4,228	$114	$4,342
Hong Kong	161	2,250	2,411
United States	4,138	1,268	5,406
Other	1,100	1,124	2,224
	$9,627	$4,756	$14,383

For the period of six months ended June 30, 2024 (unaudited)
Europe	$3,024	$—	$3,024
Hong Kong	103	1,943	2,046
United States	3,327	1,111	4,438
Other	687	818	1,505
	$7,141	$3,872	$11,013

The Group’s revenue from its Solutions segment is classified based on the location of the customers.

The Group’s revenue from its Platform segment is classified to its business in the location of the billing entity. This classification is independent of where the user resides or where the user is physically located while using the Group’s services.

As of June 30, 2025 and December 31, 2024, the carrying amounts of non-current assets (property and equipment, right-of-use assets, and intangible assets) are mainly in Canada, the U.S., Luxembourg, Israel, Hong Kong and Spain.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8: — LOSS PER ORDINARY SHARE

The following tables detail the number of shares and loss used in the computation of basic and diluted loss per share for the six-months ended June 30, 2025 and 2024:

	Number of shares
	For the period of
	six months ended
	June 30,
	2025	2024
	(unaudited)	(unaudited)
Weighted number of Ordinary shares(*)	50,084,401	48,057,015

	For the period of
	six months ended
	June 30,
	2025	2024
	(unaudited)	(unaudited)
Loss attributed to holders of Ordinary shares	$8,777	$9,930
(*)	The computation of diluted loss per share did not take into account potential Ordinary shares (detailed below) due to their anti-dilutive effect:
a.	6,476,515 and 5,609,169 shares underlying equity incentive grants to employees, directors and consultants outstanding as of June 30, 2025 and 2024, respectively, under the Company’s share-based compensation plan.
b.	14,850,000 Warrants outstanding as of each of June 30, 2025 and 2024.
c.	99,303 Ordinary shares that were issued as part of the acquisition of Shipsta and are subject to certain restrictions, which were retained for customary holdbacks and net working capital adjustment.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9: — RELATED PARTIES

a.	Related parties consist of 8 directors (including the CEO) serving or who served for a period of time during the six months ended June 30, 2025 on the Company’s Board of Directors and 7 key officers (including the CEO).
b.	Benefits to directors:

	For the period of
	six months ended
	June 30,
	2025	2024
	(unaudited)	(unaudited)

Compensation to directors not employed by the Group or on its behalf	$45	$30
Share-based payments to directors not employed by the Group or on its behalf	64	51
	$109	$81
Number of directors who received the above compensation from the Group	5	4

c.	Compensation of key management personnel of the Group recognized as an expense during the reporting period:

	For the period of
	six months ended
	June 30,
	2025	2024
	(unaudited)	(unaudited)
Short-term employee benefits	$698	$826
Share-based payments	369	574
Post-employment benefits	—	18
	$1,067	$1,418
Number of key officers	7	7

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